

May 21, 2015

Via E-mail
Donald F. McAleenan
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

> **Re:** **Builders FirstSource, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 4, 2015**
> **File No. 333-203824**
>
> **Form 8-K**
> **Filed May 4, 2015**
> **File No. 000-51357**

Dear Mr. McAleenan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed May 4, 2015

General

1. Please file the Securities Purchase Agreement you entered into with ProBuild Holdings LLC (ProBuild) and the holders of securities of ProBuild.

2. Please update the financial statements of ProBuild Holdings, Inc. for the quarter ended March 31, 2015, as well as your related pro forma financial information. Refer to Rule 3-05, Rule 3-12 and Rule 11-02(c) of Regulation S-X.

<u>Form 8-K filed May 4, 2015</u>

<u>Exhibit 99.1</u>

<u>General</u>

3. With reference to the ownership structure of ProBuild Holdings, Inc. (the Company) and ProBuild Holdings LLC (ProBuild), please provide additional support for providing the combined financial statement of the Company rather than of ProBuild. In this regard, please identify the operating affiliates of ProBuild that you will acquire through the purchase of all of the issued and outstanding equity interests of ProBuild. Also identify the ownership structure of ProBuild Real Estate Holdings, Dixieline Builds Fund Control, Inc. and Builder's Capital, LLC and clarify whether they are the operating affiliates of ProBuild that you will acquire.

<u>Exhibit 99.2</u>

<u>Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments</u>

<u>Footnote 5(b)</u>

4. Please disclose the expected useful lives and method of depreciation/amortization by asset group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Laura A. Kaufmann Belkhayat (*via e-mail*)
    Skadden, Arps, Slate, Meagher & Flom LLP